[Peckar & Abramson Letterhead]

70 Grand Avenue
River Edge, NJ 07661
tel. 201.343.3434
fax 201.343.6306

Stephen P. Katz
Partner

November 10, 2006

Via Federal Express
Mr. Paul Fischer, Staff Attorney
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	MDwerks, Inc. Our File No. 4248/156140

Dear Mr. Fischer,

We have submitted today for filing Amendment No. 5 to the Registration Statement on Form SB-2 for MDwerks, Inc. (Reg. No. 333-132296) in response to the comments we have received from the SEC in the letter dated October 3, 2006 by Michael McTiernan, Special Counsel.

For your convenience, we are sending you courtesy copies of this filing via FedEx. We have also included a redlined copy of the filing marked to show changes in response to Mr. McTiernan’s comments and certain other changes.

We have set forth below the comments given to us by Mr. McTiernan and our response thereto.

Financial Statements for the period ended June 30, 2006 and 2005 pages F-18 - F-30

1.	Please revise to label as ‘‘restated’’ your balance sheet as of June 30, 2006 and your statements of income and cash flows for the three and six months ended June 30, 2006. Additionally, please include an explanatory footnote which describes the cause of the restatements.

Response: We revised our balance sheet as June 30, 2006 and our statement of operations and cash flows for the three and six months ended June 30, 2006 to reflect these statements as ‘‘restated’’. Additionally, in our note to unaudited condensed consolidated financial statements, we included an explanatory footnote which describes the cause of the restatement.

Mr. Paul Fischer, Staff Attorney

November 10, 2006

Note 6 – Stockholders' Deficiency, pages F-25 - F-30

Preferred Stock, pages F-25 - F-27

2.	We note your response to comment 1. We reissue our previous comment in part. We are still unclear how you determined the relative fair values of 28.33 units of Series A Convertible Preferred Stock and the associated detachable warrants issued. Please provide your detailed methodology for doing so. Additionally, please provide us with a detailed analysis which shows how you calculated the beneficial conversion features allocated to your Series A Convertible Preferred Stock and the associated warrants.

Response: In order to determine the amount to be allocated to the beneficial conversion feature we first allocated the gross proceeds from the sale of 28.33 units of Series A Convertible Preferred Stock of $1,700,000 between the Series A Convertible Preferred Stock and the detachable warrants using the relative fair value method. We concluded that the fair value of the Series A Convertible Preferred Stock is the same fair value of common stock since the Series A Convertible Preferred Stock is immediately convertible into common shares. The fair values of the preferred and common stock are the same because the conversion ratio is one to one and the preferred attribute of the preferred stock has no practical value because the Company has negative stockholders equity.

The detachable warrants to the Series A Convertible Preferred Stock for the purchase of up to 566,667 common shares are exercisable at a price of $3.00 per share. The fair value allocated to the warrants was $891,422 (See Exhibit 1) based on the Black-Scholes option pricing model and was charged to additional paid-in capital and to a warrant liability since there is an ongoing registration requirement under EITF 00-19.

The remaining value was assigned to the Series A Convertible Preferred Stock and amounted to $931,249 ($1,700,000 less $768,751). Based on the value of the warrants on the date of issuance, the effective conversion price of the Series A Convertible Preferred Stock was substantially reduced. Accordingly, we recorded a beneficial conversion feature charge of $913,777 which is reflected as a deemed preferred stock dividend on our statement of operations (See Exhibit 1).

Mr. Paul Fischer, Staff Attorney

November 10, 2006

Please feel free to contact the undersigned if you have any questions regarding the enclosed materials or the contents of this letter.

Very truly yours,

/s/ Stephen P. Katz

STEPHEN P. KATZ
SPK: gfs
Enclosures

cc:	Mr. Howard Katz (w/encl.) Mr. Vincent Colangelo (w/encl.) Mr. Stephen Plattman (w/encl.)

MDwerks, Inc.

Convertible Preferred Stock — Relative Fair Value Method

Exhibit 1

Quarter ended 3/31/2006

Date issued	Conv Rate	FMV of Stock	Amount of Proceeds	Fair Value	Number of Warrants	Black scholes FV per Warrant	Total Value of Warrants	Total Theoretical value	Percent Allocated to Warrants	FMV Warrants Discount	Alloc to Ben Feature Remaining Principal to allocate	Number of Convertible Shares	Effective Conversion rate	FMV of stock date of issuance	Beneficial Feature per convertible share	Full Beneficial Feature Assuming no limit	Full Beneficial Feature Assuming limit	Total BENEFICIAL CONVERSION
																whichever is lower
3/22/06	$3.00	$3.24	300,000	324,000	100,000	2.453	245,300	569,300	43%	$129,264	170,736	100,000	1.71	3.24	1.53	153,264	170,736	153,264
Quarter ended 6/30/2006
4/20/2006	$3.00	$4.25	120,000	170,000	40,000	3.52	140,800	310,800	45%	54,363	65,637	40,000	1.64	4.25	2.61	104,363	65,637	65,637
4/20/2006	$3.00	$4.25	60,000	85,000	20,000	3.52	70,400	155,400	45%	27,181	32,819	20,000	1.64	4.25	2.61	52,181	32,819	32,819
5/4/2006	$3.00	$4.24	60,000	84,800	20,000	3.51	70,200	155,000	45%	27,174	32,826	20,000	1.64	4.24	2.60	51,974	32,826	32,826
5/4/2006	$3.00	$4.24	60,000	84,800	20,000	3.51	70,200	155,000	45%	27,174	32,826	20,000	1.64	4.24	2.60	51,974	32,826	32,826
5/4/2006	$3.00	$4.24	60,000	84,800	20,000	3.51	70,200	155,000	45%	27,174	32,826	20,000	1.64	4.24	2.60	51,974	32,826	32,826
5/12/2006	$3.00	$4.23	49,998	70,497	16,666	3.50	58,331	128,828	45%	22,638	27,360	16,666	1.64	4.23	2.59	43,137	27,360	27,360
5/12/2006	$3.00	$4.23	60,000	84,600	20,000	3.50	70,000	154,600	45%	27,167	32,833	20,000	1.64	4.23	2.59	51,767	32,833	32,833
5/12/2006	$3.00	$4.23	24,999	35,249	8,333	3.50	29,166	64,414	45%	11,319	13,680	8,333	1.64	4.23	2.59	21,569	13,680	13,680
5/15/2006	$3.00	$4.23	150,000	211,500	50,000	3.50	175,000	386,500	45%	67,917	82,083	50,000	1.64	4.23	2.59	129,417	82,083	82,083
5/15/2006	$3.00	$4.23	25,002	35,253	8,334	3.50	29,169	64,422	45%	11,320	13,682	8,334	1.64	4.23	2.59	21,571	13,682	13,682
5/18/2006	$3.00	$4.00	50,000	66,667	16,667	3.29	54,833	121,500	45%	22,565	27,435	16,667	1.65	4.00	2.35	39,232	27,435	27,435
5/18/2006	$3.00	$4.00	25,002	33,336	8,334	3.29	27,419	60,755	45%	11,283	13,719	8,334	1.65	4.00	2.35	19,617	13,719	13,719
5/18/2006	$3.00	$4.00	60,000	80,000	20,000	3.29	65,800	145,800	45%	27,078	32,922	20,000	1.65	4.00	2.35	47,078	32,922	32,922
5/22/2006	$3.00	$4.25	75,000	106,250	25,000	3.52	88,000	194,250	45%	33,977	41,023	25,000	1.64	4.25	2.61	65,227	41,023	41,023
5/22/2006	$3.00	$4.25	60,000	85,000	20,000	3.52	70,400	155,400	45%	27,181	32,819	20,000	1.64	4.25	2.61	52,181	32,819	32,819
5/22/2006	$3.00	$4.25	30,000	42,500	10,000	3.52	35,200	77,700	45%	13,591	16,409	10,000	1.64	4.25	2.61	26,091	16,409	16,409
6/6/2006	$3.00	$4.25	60,000	85,000	20,000	3.82	76,400	161,400	47%	28,401	31,599	20,000	1.58	4.25	2.67	53,401	31,599	31,599
6/6/2006	$3.00	$4.25	30,000	42,500	10,000	3.82	38,200	80,700	47%	14,201	15,799	10,000	1.58	4.25	2.67	26,701	15,799	15,799
6/6/2006	$3.00	$4.25	30,000	42,500	10,000	3.82	38,200	80,700	47%	14,196	15,804	10,000	1.58	4.25	2.67	26,696	15,804	15,804
6/6/2006	$3.00	$4.25	24,999	35,415	8,333	3.82	31,832	67,247	47%	11,833	13,166	8,333	1.58	4.25	2.67	22,250	13,166	13,166
6/6/2006	$3.00	$4.25	75,000	106,250	25,000	3.82	95,500	201,750	47%	35,502	39,498	25,000	1.58	4.25	2.67	66,752	39,498	39,498
6/6/2006	$3.00	$4.25	60,000	85,000	20,000	3.82	76,400	161,400	47%	28,401	31,599	20,000	1.58	4.25	2.67	53,401	31,599	31,599
6/29/2006	$3.00	$4.02	90,000	120,600	30,000	3.32	99,600	220,200	45%	40,708	49,292	30,000	1.64	4.02	2.38	71,308	49,292	49,292
6/29/2006	$3.00	$4.02	30,000	40,200	10,000	3.32	33,200	73,400	45%	13,569	16,431	10,000	1.64	4.02	2.38	23,769	16,431	16,431
6/29/2006	$3.00	$4.02	30,000	40,200	10,000	3.32	33,200	73,400	45%	13,569	16,431	10,000	1.64	4.02	2.38	23,769	16,431	16,431
Totals for Quarter		4.19	$1,400,000		466,667	3.53	1,647,650	3,605,566		$639,487	$760,513	466,667						760,513
Totals through 6/30/06			$1,700,000							$768,751	$931,249	566,667						$913,777